Room 4561
December 30, 2005

Mr. James L. Medina
Interim Chief Financial Officer
InfoNow Corporation
1875 Lawrence Street Suite 1100
Denver, CO  80202

      Re:	InfoNow Corporation
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
		File No. 0-19813

Dear Mr. Medina,

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.













Form 10-K for Fiscal Year Ended December 31, 2004

Item 7. Financial Statements

Note 1. Organization and Summary of Significant Accounting
Policies

Revenue Recognition, page F-8
1. We note that you have modified arrangements (e.g., converted models, revised terms, etc.) with several of your customers. Please describe to us the common and/or material modifications that have occurred during the periods presented and through the date of this letter and explain to us your accounting policies for such modifications. Refer to the relevant authoritative literature that supports your accounting.
2. We note that for elements of your arrangements subject to SOP
81-1
you recognize losses immediately if projected direct costs exceed anticipated revenues. Please explain what consideration you gave to paragraph 87 of SOP 81-1 which indicates that "all costs of the type allocable to contracts" (i.e., both direct and indirect costs) should be considered. In addition, please explain to us how you have considered using the zero gross margin approach as described in paragraph 25(c) of the SOP.
3. Please tell us more about your modular delivery model that initially provides customers with individual modules at an introductory price point. Please explain to us how you evaluate the subsequent sales under AICPA Technical Practice Aid 5100.39.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Chauncey Martin, Staff Accountant, at (202) 551-3441, Mark Kronforst, Senior Staff Accountant at (202) 551-3451
or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
James L. Medina
InfoNow Corporation
December 30, 2005
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